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                                                                   EXHIBIT 99.25

                                    [LOGO OF TRANSITIONAL HOSPITALS CORPORATION]

                                 June 19, 1997

Dear Transitional Hospitals Corporation Shareholder:

  We are pleased to announce that Transitional Hospitals Corporation has entered into a merger agreement with Vencor, Inc. and its wholly-owned subsidiary, LV Acquisition Corp., pursuant to which our stockholders will receive $16.00 per share in cash. The merger agreement with Select Medical Corporation, which provided that stockholders would receive $14.55 per share, has been terminated.

  Your Board of Directors has unanimously approved (with Richard L. Conte and Wendy L. Simpson, directors who are also officers of the company, abstaining) the Vencor merger agreement. In the event you do not tender your shares pursuant to the tender offer, all shares not acquired in the tender offer will still be acquired by Vencor through a merger of the company with LV Acquisition Corp., a wholly-owned subsidiary of Vencor. Stockholders will receive in the merger the same price per share as in the tender offer, except to the extent stockholders exercise their dissenters' rights.

  Even though we had not expected our aggressive growth plans for Transitional to be interrupted via a sale of the company, our Board of Directors believed that this transaction with Vencor is in the best interests of Transitional's shareholders. We are proud of what we have achieved on your behalf. This strategic combination should also benefit our employees and other constituencies we serve. We look forward to working with Vencor to ensure a smooth transition.

  Accompanying this letter are copies of amendments to the company's Solicitation/Recommendation Statement on Schedule 14D-9, which we urge you to review carefully. Thank you for your past trust and support.

                             Until we meet again,

/s/ Richard L. Conte                      /s/ Wendy L. Simpson

Richard L. Conte                          Wendy L. Simpson
Chairman and Chief Executive Officer      Chief Operating Officer and Chief
                                          Financial Officer